Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365107
(CUSIP Number)

Jianjun Sun

Suite B1-901, No.198, Qidi Road,

Xiaoshan District, Hangzhou, PRC

Telephone:  +86-571-82213772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 28365107

(1)	Name of Reporting Persons: Honesty Heart Limited
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 2,487,836

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 2,487,836

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,487,836

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
21.8%

(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

CUSIP No. 28365107

(1)	Name of Reporting Persons: Yu Han
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 2,487,836

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 2,487,836

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,487,836

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
21.8%

(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

Item 1.	Security and Issuer.

This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on September 26, 2017 with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in Item 2 of First Amendment), with respect to the ordinary shares, $0.0001 par value (the “Ordinary Shares”) of (the “Issuer” or “Dragon Victory”). The principal executive offices of the Issuer are located at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, P.R. China. Except as disclosed in and expressly amended by this First Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	Honesty Heart Ltd. (“Honesty Heart”), a British Virgin Islands company, is controlled by Mr. Yu Han, a citizen of P.R. China. Mr. Yu Han is the sole director of Honesty Heart and holds 100% ownership of Honesty Heart.

Honesty Heart is the holder of record of approximately 2,312,164 of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer. Mr. Han beneficially hold approximately 21.8% of the Issuer’s outstanding Ordinary Shares through his 100% ownership of Honesty Heart. Mr. Yu Han and Honesty Heart are referred to collectively as the “Reporting Persons.”

The address for each of the Reporting Persons is:

(a)	The principal business address of Honesty Heart is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands;

(b)	The residential address of Mr. Yu Han is Room 2001, Fenghuang Center, No. 28 Qiutao Road, Shangcheng District, Hangzhou, China;

During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 11,421,394 Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer. The Reporting Persons beneficially own 2,487,836 Ordinary Shares, representing approximately 21.8% issued and outstanding Ordinary Shares of the Issuer.

Honesty Heart is the direct beneficial owner of 2,487,836 Ordinary Shares. Mr. Yu Han, by virtue of being the sole shareholder of Honesty Heart, may be deemed to possess indirect beneficial ownership of 2,487,836 Ordinary Shares. As scuh, Mr. Yu Han has indirect, sole voting power and indirect, sole dispositive power with respect to the 2,487,836 Ordinary Shares.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Share Purchase Agreements

On September 12, 2018, Honesty Heart entered into share purchase agreements with each of CYN Cherish Capital Limited, White Knight Limited, Hong Limited and Tianlai Xie, a PRC citizen (“Xie”) (together, the “New Share Purchase Agreements”), pursuant to which Honesty Heart sold 2,312,164 shares of Ordinary Shares to CYN Cherish Capital Limited, controlled by Jianjun Sun, the chief executive officer of the Company, at an aggregate purchase price of US$8,416,276.96 in cash payment, 800,000 shares of Ordinary Shares to White Knight Limited at an aggregate purchase price of US$2,912,000 in cash payment, 1,350,000 shares of Ordinary Shares to Hong Limited at an aggregate purchase price of US$4,914,000 in cash payment, and 300,000 shares of Ordinary Shares to Xie at an aggregate purchase price of US$1,092,000 in cash payment. The aforementioned sales of Ordinary Shares all had a purchase price of US$3.64 per share.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 99.1	Joint Filing Agreement dated as of September 24, 2018, by and among Honesty Heart, Ltd., and Yu Han

Exhibit 99.2	Form of Share Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2018

Honesty Heart Ltd*

By:	/s/ Yu Han
Name:	Yu Han
Title:	Sole Director

/s/ Yu Han
Yu Han*

* The Reporting Persons disclaim beneficial ownership of the Ordinary Share except to the extent of their pecuniary interest therein.